APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Wild Fox Restaurant Group, LLC
Balance Sheet
As of December 31, 2019

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash on hand		569.83
Checking (0534)		1,988.04
Total Bank Accounts	**$**	**2,557.87**
Total Current Assets	**$**	**2,557.87**
Fixed Assets		
Asset Equipment		1,284.30
Depreciable Equipment		6,002.24
Total Asset Equipment	**$**	**7,286.54**
Equipment		322.02
Total Fixed Assets	**$**	**7,608.56**
TOTAL ASSETS	**$**	**10,166.43**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
cogs		315.00
Credit card (1002)		0.00
tolls		75.00
Total Credit Cards	**$**	**390.00**
Total Current Liabilities	**$**	**390.00**
Total Liabilities	**$**	**390.00**
Equity		
Opening Balance Equity		
Retained Earnings		0.00
Net Income		-5,692.00
Total Equity	**-$**	**5,692.00**
TOTAL LIABILITIES AND EQUITY	**-$**	**5,302.00**

Tuesday, Jun 22, 2021 06:32:25 PM GMT-7 - Accrual Basis

Wild Fox Restaurant Group, LLC
Balance Sheet
As of December 31, 2020

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash on hand		650.00
Checking (0534)		4,880.83
Total Bank Accounts	$	**5,530.83**
Total Current Assets	$	**5,530.83**
Fixed Assets		
Asset Equipment		1,284.30
Depreciable Equipment		7,895.97
Total Asset Equipment	$	**9,180.27**
Equipment		1,249.12
Total Fixed Assets	$	**10,429.39**
TOTAL ASSETS	$	**15,960.22**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
cogs		918.60
Credit card (1002)		2,509.96
tolls		50.00
Total Credit Cards	$	**3,478.56**
Total Current Liabilities	$	**3,478.56**
Total Liabilities	$	**3,478.56**
Equity		
Opening Balance Equity		569.83
Retained Earnings		0.00
Net Income		-3,070.02
Total Equity	-$	**2,500.19**
TOTAL LIABILITIES AND EQUITY	$	**978.37**

Tuesday, Jun 22, 2021 06:32:25 PM GMT-7 - Accrual Basis

Wild Fox Restaurant Group, LLC
Income Statement - unaudited
For the periods ended 2019-2020

	Current Period	Prior Period
	FY2020	**FY2019**
REVENUES		
Sales	$ 18,745.00	$ 15,489.00
Other Revenue	74.00	-
TOTAL REVENUES	**18,819.00**	**15,489.00**
COST OF GOODS SOLD		
Cost of Sales	4,415.00	3,576.00
Supplies	3,945.00	322.00
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	8,360.00	3,898.00
GROSS PROFIT (LOSS)	10,459.00	11,591.00
OPERATING EXPENSES		
Advertising and Promotion	1,380.00	2,162.00
Bank Service Charges	-	-
Business Licenses and Permits	1,186.00	750.00
Computer and Internet	-	1,600.00
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	972.00	872.00
Meals and Entertainment	-	45.19
Miscellaneous Expense	1,186.00	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	25.00	1,025.00
Occupancy	-	-
Rental Payments	8,570.00	6,970.00
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	1,440.00
Website Development	398.00	-
TOTAL OPERATING EXPENSES	13,717.00	14,864.19

OPERATING PROFIT (LOSS)	(3,258.00)	(3,273.19)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ (3,258.00)	$ (3,273.19)

I, Adam Joseph Dziki, certify that:

1. The financial statements of Wild Fox Restaurant Group, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Wild Fox Restaurant Group, LLC included in this Form reflects accurately the information reported on the tax return for Wild Fox Restaurant Group, LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Adam Joseph Dziki*

Name: Adam Joseph Dziki

Title: President, Co-owner